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                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                                     033-1402 NY
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                                                                 SEC FILE NUMBER
                                                                      87-0446395

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                                                                 ---------------
                                                                    CUSIP NUMBER

                                                                     64124R 10 7
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                                   (Check One)

[ ] Form 10-KSB  [ ] Form 11-K [ ] Form 20-F [X] Form 10-QSB  [ ] Form N-SAR

                        For Period Ended: March 31, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________

PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT                               NEUROCORP, LTD.
(Former Name, if Applicable)

Address of Principal Executive Office                 150 WHITE PLAINS ROAD
(Street and Number)

City, State and Zip Code                              TARRYTOWN, NEW YORK 10591

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reason why the Form 10-KSB could not be filed within the prescribed time period.

                  Registrant was unable to complete a thorough review of drafts of the report because of business and financial pressures.

                  The inability to file timely could not be eliminated by the Registrant without unreasonable effort and expense in that until such change has been completed, it cannot finalize its financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


         JOSEPH DIO GUARDI                                 (914) 966 - 0212
         -----------------                                ------------------
               (Name)                                     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [  X  ]    Yes            [   ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          [  X  ]    Yes            [   ]   No

         Preliminary indications are that the net loss for the quarter ended March 31, 1998 will be approximately $ 800,000, as compared to a net loss of $ 269,078 for the quarter ended March 31, 1997.


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                                 NEUROCORP, LTD.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   May 18, 1998                          By:      /s/ JOSEPH DIO GUARDI
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                                                          JOSEPH DIO GUARDI
                                                             CFO